                                                              EXHIBIT (4)(a)(vi)

                               [LOGO] METLIFE(R)
                      METROPOLITAN LIFE INSURANCE COMPANY
                A Mutual Company Incorporated in New York State
               One Madison Avenue--New York, New York 10010-3690

========================================================================
Contractholder                               Plan Name
Trust for the ABC Company Retirement Plan    ABC Company Retirement Plan
========================================================================
Group Annuity Contract Number                Issue Date
34345                                        Month, Day, Year
------------------------------------------------------------------------
Date First Contract Year Ends                Administrative Fee
Month, Day, Year                             [$20]
========================================================================

ALL VALUES PROVIDED BY THIS CONTRACT WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE ISSUE DATE ARE SHOWN IN SECTION 5 OF THIS CONTRACT.

In Consideration of the Contractholder's payments under this Contract,

                      Metropolitan Life Insurance Company
                                  ("MetLife")

Agrees to make payments, and to pay annuities bought, under this Contract in accordance with and subject to its terms.

Therefore, the Contractholder and MetLife execute this Contract in duplicate to take effect as of the Issue Date.

The ABC Company, Inc.                  Metropolitan Life Insurance Company
---------------------
                                       /s/ Christine N. Markussen
                                       Christine N. Markussen, Vice-President
                                        & Secretary

________________________________
Signature                              /s/ Harry P. Kamen
                                       Harry P. Kamen, Chairman, President
________________________________        and Chief Executive Officer
Title
________________________________       _______________________________________
Witness                                Registrar
________________________________       _______________________________________
Date                                   Date
________________________________       _______________________________________
City and State                         City and State


             Internal Revenue Code Section 401(a) Annuity Contract
                     Separate Account - Non-Dividend Paying

                                   Cover Page

Form G.3002P(NY)

                                   CONTENTS
SECTION                                                                   PAGE

1.    DEFINITIONS............................................................2

2.    RELATION BETWEEN PLAN AND CONTRACT.....................................4
2.1   GENERAL UNDERSTANDING..................................................4
2.2   CHANGES IN PLAN'S PROVISIONS; COMPETING PLAN...........................5
2.3   PARTICIPANT DIRECTED DECISIONS.........................................5

3.    CONTRACTHOLDER CONTRIBUTIONS...........................................6
3.1   CONTRIBUTION LIMITS....................................................6

4.    FIXED INTEREST ACCOUNT.................................................7
4.1   CREDITING OF INTEREST..................................................7
4.2   ADMINISTRATIVE FEE.....................................................7

5.    SEPARATE ACCOUNT.......................................................9
5.1   INVESTMENT DIVISIONS AVAILABLE AT ISSUE................................9
5.2   THE SEPARATE ACCOUNT AND HOW IT OPERATES...............................9

6.    TRANSFERS AND WITHDRAWALS.............................................11
6.1   TRANSFERS.............................................................11
6.2   WITHDRAWALS...........................................................11
6.3   WITHDRAWAL CHARGES....................................................12
6.4   EXEMPTIONS FROM WITHDRAWAL CHARGES....................................13
6.5   SHARE OF PLAN BENEFITS AND LOANS......................................15
6.6   EXAMPLES OF WITHDRAWALS...............................................15

7.    DEATH BENEFIT.........................................................17
7.1   AMOUNT OF DEATH BENEFIT...............................................17
7.2   BENEFICIARY...........................................................17
7.3   WHEN THE DEATH BENEFIT IS PAID........................................18

8.    ANNUITIES.............................................................19
8.1   ANNUITIES AVAILABLE...................................................19
8.2   ANNUITY PURCHASES.....................................................19
8.3   COST OF ANNUITIES.....................................................20
8.4   GUARANTEE.............................................................21
8.5   CERTIFICATES..........................................................21
8.6   MISSTATEMENTS.........................................................21

9.    AMENDMENT OR DISCONTINUANCE OF CONTRACT...............................22
9.1   AMENDMENT.............................................................22
9.2   DISCONTINUANCE........................................................22

10.   GENERAL PROVISIONS....................................................25
10.1  ENTIRE CONTRACT.......................................................25
10.2  PARTICIPATION IN DIVIDENDS............................................25
10.3  CLAIMS OF CREDITORS; ASSIGNMENT ......................................25
10.4  LIABILITY FOR PAYMENTS................................................25
10.5  COMMUNICATIONS; PAYMENTS..............................................25
10.6  INFORMATION TO BE FURNISHED...........................................26
10.7  APPLICABLE LAW; RIGHT TO AMEND........................................26

SECTION 1.  DEFINITIONS

1.1  "Account Balance" is the entire amount we hold under this contract for you.

1.2 "Annuitant" is the person upon whose life an annuity has been purchased by you under this contract.

1.3  "Code" is the Internal Revenue Code of 1986 as amended from time to time.

[1.4 "Contract Year" for the first year is measured from the issue date and will continue until the date specified on the cover page. Each new contract year begins on the next day and continues for 12 months. For example, if the issue date is May 15, 1995 and the first contract year ends March 31, 1996, the second contract year begins April 1, 1996. The contract anniversary will be May 15th.]

1.5 "Contribution" is money received by us under your contract on behalf of the participants, whether sent by you or under a transfer or exchange. A contribution in the Fixed Interest Account includes for interest crediting, any transfers from the Separate Account.

[1.6 "Contribution Year" for any contribution, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt occurs. Each new contribution year begins on the first day of the next month (this works much like contract years, except that contribution years are determined separately for each contribution).]

1.7 "Designated Office" is the administrative unit servicing your contract. It is currently [the Retirement and Savings Center, Metropolitan Life Insurance Company, 1125 17th Street, Denver, CO. 80202-1019]. If we choose another area to service your contract, we will inform you of the address.

1.8 "Funding Options" refer to the [Metropolitan Series Fund, Inc., the Calvert Responsibly Invested Balanced Portfolio, the Calvert Capital Accumulation Portfolio, and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II. All are either mutual funds or series of mutual funds used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II are divided into portfolios each of which has its own investment objectives.]

1.9 "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio or series of the Funding Options, rather than investing directly in stocks, bonds or other investments.
     Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio or series, reduced by charges under this contract for services and benefits we provide. Section 5.1 shows the available divisions. We will tell you about any changes.

1.10 "Participant" is an employee of an employer for whom we hold a participant's account balance. A person will cease to be a participant whenever we no longer hold a participant's account balance for that person.

1.11 "Participant's Account Balance" is the recorded share of the Contract's Account Balance attributable to a participant.

1.12 "Qualified Plan" is a plan which meets the requirements of Section 401 of the code, was established by the employer for the exclusive benefit of its employees or their beneficiaries, and makes it impossible, before the satisfaction of all liabilities with respect to such employees and their beneficiaries, for any part of the plan assets, including income, to be diverted to purposes other than for their exclusive benefit.

[1.13] "We", "Us", "Our" and "MetLife" refer to Metropolitan Life Insurance Company.

[1.14] "You", "Your", "Me", "My" or "I" refer to the plan's trustee [or, where there is no trustee, the plan administrator] who may exercise all rights under this contract.

SECTION 2.  RELATION BETWEEN PLAN AND CONTRACT

2.1  General Understanding

     The Plan permits contributions to be paid under a contract of this type. [The Contractholder has given MetLife a copy of the Plan as in effect on the Issue Date.] The Plan is mentioned for reference purposes only. MetLife is not a party to the Plan.

     The Contractholder represents that the Plan is a 401(a) Plan as of the Issue Date. In addition, the Contractholder represents that the Plan contains all legal provisions required to be included in a 401(a) Plan and further represents that all rights exercised by it under this Contract will be exercised in accordance with the Plan and in accordance with the requirements of Section 401(a) of the Code. MetLife assumes no responsibility for the accuracy of these representations.

     The Contract is intended to be available for a 401(a) Plan and MetLife represents that it will make any amendments to this Contract necessary so that this Contract is legally available for a 401(a) Plan as of the Issue Date.

     The Contractholder and MetLife agree as follows:

     (1) As of the Issue Date the Plan has certain provisions and/or related administrative practices applicable to contributions on behalf of Participants, investment options available to Participants, allocation of such contributions among the Plan's investment options, transfers of account balance amounts between such investment options, and payments to Participants or their beneficiaries because of retirement, termination of employment, disability, death or in-service withdrawals at or after age 70-1/2. References in this Contract to Plan provisions and/or administrative practices mean the provisions and/or administrative practices as in effect on the Issue Date. MetLife will be permitted by the Contractholder to review all changes in Plan provisions and/or administrative practices made after the Issue Date.

     (2) As used in this Contract, "termination of employment" does not include transfer or other change of employment from an employer to a parent, subsidiary or any company under common ownership or control with the employer.

     (3) Participants will exercise their own independently determined judgments, without influence or direction by the employer, plan sponsor or Contractholder in regard to their actions under the Plan. [The Contractholder will furnish MetLife with advance copies of all communications to Participants concerning the Plan, which might have a material effect on this Contract's financial experience. Such communications include, but are not limited to, an announcement of the addition or elimination of an investment option, or a written explanation of Plan provisions. Such communications will be sent to MetLife for review, but will not be subject to MetLife's approval.]

     (4) To the extent permitted by law and subject to the Plan provisions, the Contractholder may add or eliminate investment options under the Plan.

     (5) The "20%" percentage in Section 6.4(f) may be changed by mutual agreement between the parties.

2.2  Changes in Plan's Provisions; Competing Plan

     The Contractholder agrees to advise MetLife, before its effective date, of any change in the Plan's provisions and/or related administrative practices referred to in Section 2.1 that occurs after the Issue Date.

     If it is determined that MetLife's financial experience and obligations under this contract would be adversely affected as a result of such changes, MetLife may [choose either to restrict or prohibit future contributions,] [fulfill its obligations under the terms of this contract based on the Plan's provisions and administrative practices in effect as of the Issue Date,] [charge the trustee, and to the extent not paid by the trustee, withdraw on a pro-rata basis from participant account balances the amount necessary to compensate us for the loss or losses that we in our sole discretion determine we incurred as a result of such changes,] [or end this contract and pay you the full withdrawal value as if you had asked for a full cash withdrawal].

2.3  Participant Directed Decisions

     Whenever the Plan allows participants to make investment decisions under this contract, such as to which investment divisions under this contract his or her account balance should be allocated, you still retain fiduciary responsibility for any decision to transfer or withdraw funds from this contract. You, as an ERISA fiduciary, are presumed under this contract to act in the best interests of the Plan participants. Accordingly, participant consent is not required in order for the contractholder to transfer or withdraw funds from this contract. This contract provides that the contractholder has complete discretion as to when and if transfers or withdrawals are to be made.

     However, if we are directed that the Plan provides that participants can directly make transfers and/or withdrawals and, if you make a transfer or withdrawal on behalf of a participant which results in charges to the participant's account balance, it is your responsibility to determine that the transfer and/or withdrawal comports with your fiduciary duties and is prudent in light of all the circumstances.

SECTION 3.  CONTRACTHOLDER CONTRIBUTIONS

3.1  Contribution Limits

     Contributions may be made at any time while this contract is in effect. However, we will not accept contributions after you have requested a full withdrawal or systematic termination. You must identify the participants on behalf of whom the contributions are made. All contributions should be sent to our designated office.

     You choose how contributions for each participant are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new contributions by telling us. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     The lifetime maximum per participant for all contributions is [$500,000.] We may either return amounts which are above this limit or agree to take them. We may change the maximum by telling you in writing at least 90 days in advance.

SECTION 4.  FIXED INTEREST ACCOUNT

4.1  Crediting of Interest

     The Fixed Interest Account guarantees both your principal and your interest (subject to any charges that may apply) without regard to any investment results. The interest rates are set in advance and are "locked-in" without regard to changing economic conditions.

     Interest on each contribution allocated to the Fixed Interest Account will be credited from the date the contribution is received at our designated office or transferred to the Fixed Interest Account. Interest will be credited on amounts in a participant's Fixed Interest Account balance until the earliest of:
     (a) the dates the amounts are withdrawn or transferred to the Separate Account, or
     (b) the date you ask us to use the amounts to start making income payments to any person entitled to Plan benefits, or
     (c) the date the death benefit is paid on account of the participant's death.

     Interest rates for amounts allocated to the Fixed Interest Account will be set by us [from time to time] [as of each January 1, April 1, July 1 and October 1.] The declared rate in effect when an amount is added to the Fixed Interest Account balance will be credited on that amount from the date it is added until the last day of the [contract year in which it is added][calendar year following the year in which it is added][month in which the anniversary of that contribution occurs].

     Thereafter, we will set interest rates for these contributions (and earnings on them) on or before the first day of each [contract][calendar][contribution] year to be credited through the last day of such year.

     We may credit a different interest rate on transfers from other funds or funding options than we do on other contributions and transfers from the Separate Account. The rates for new contributions and transfers from the Separate Account may be different than the rates credited on amounts already in the Fixed Interest Account. The rates may also vary depending on the amount of your account balance. None of our interest rates will ever be less than 3%.

     The interest rates we declare are "annual effective yields". The actual rates we use on a day-to-day basis are slightly lower, but, if the contribution is left in your contract for a full year, it will grow by the full amount of the interest rate we declared, because we compound interest daily.

[4.2 Fixed Interest Account Administrative Fee

     The annual administrative fee, if any, for the first contract year is shown on the cover page. If none is shown and if an administrative fee will be charged for a future contract year, we will tell you in writing at least [30] days in advance.

     If an administrative fee is charged, it will be charged at the end of each contract year. The administrative fee will never exceed [$20] per contract year per participant and will be deducted from your Fixed Interest Account on a "first-in, first out" basis from contributions and then from earnings, but only if a participant's Fixed Interest Account balance is less than [$10,000] [and no contributions were received during the contract year].
     If the participant's Fixed Interest Account balance is less than [$20] at the end of a contract year, we will waive the fee. We will also waive any fee due when the participant's account balance is fully withdrawn.

     We may change the date on which the administrative fee is deducted to the contract anniversary. If we do so, we will tell you in advance.]

SECTION 5.  SEPARATE ACCOUNT

5.1  Investment Divisions Available At Issue

     For this contract, the divisions include the [Metropolitan Growth, Income, Diversified, Aggressive Growth, International Stock and Stock Index Divisions; the Fidelity Growth, Overseas, Equity-Income, Investment Grade Bond, and Asset Manager Divisions; and the Calvert Responsibly Invested Balanced and Capital Accumulation Divisions.]

5.2  The Separate Account and How It Operates

     It is Metropolitan Life Separate Account [E][F], an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from this contract and from other contracts of ours.

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio or series of the Funding Options. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Funding Options to make. The Funding Options are also bought by other separate accounts of ours, our affiliates and other insurance companies.

     We keep track of each investment division of the Separate Account separately, using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the contribution, transfer or withdrawal and dividing it by the value of an accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

     Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Funding Options portfolio or series at the end of the valuation period, add any Funding Options dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio or series at the start of the valuation period. Then we subtract a charge not to exceed [.000034035 per day (an effective annual rate of 1.25%)] for administrative expenses and mortality and expense risks we assume under the contract. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value.

     A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

     Amounts added to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office or they are transferred from the Fixed Interest Account. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

     We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

     o To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

     o To substitute, for the Funding Options shares held in any investment division, the shares of another class of the Metropolitan Series Fund, Inc. or the shares of any other investment permitted by law.

     We will notify you of all significant changes.

SECTION 6.  TRANSFERS AND WITHDRAWALS

6.1  Transfers

     An unlimited number of transfers can be made between investment divisions of the Separate Account, from an investment division to the Fixed Interest Account, or from the Fixed Interest Account to an investment division[. with the following exception. Only one transfer per contract year per participant can be made from the Fixed Interest Account to the Separate Account and only up to 20% of the Fixed Interest Account Balance may be transferred. You can make transfers on behalf of each participant by telling us and specifying which participant's account balance is to be transferred. [Transfers from the Fixed Interest Account may be subject to a withdrawal charge described in Section [6.3].]

     If you make a transfer from the Fixed Interest Account, we will determine which contributions and earnings to take it from as if it was a withdrawal from the participant's account balance. If you transfer money from the Fixed Interest Account to the Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account (or from the Separate Account to the Fixed Interest Account and then from the Fixed Interest Account to the Separate Account) within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new contribution to the Fixed Interest Account and will earn the then current interest rate for new contributions.

6.2  Withdrawals

     To request a withdrawal you may contact our designated office. Any withdrawal request must be signed by you, must clearly state the name of the participant whose account balance is to be reduced by the withdrawal and must show the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is [$500] or the participant's entire account balance if less. Any withdrawal will completely discharge our liability for the amount withdrawn. [Withdrawals from different participant account balances are treated as separate withdrawals.]

     [You have instructed us to deduct a [$25] recordkeeping fee from your account balance [annually at the end of each contract year on a "first-in, first out" basis from contributions and then from interest on such contributions,] [to be paid to us in accordance with the terms of your plan]. We have agreed to do so until we are directed otherwise by you. [All such withdrawals will not be subject to any applicable withdrawal charge.] [Such fee will be sent by us directly to the third party service provider specified by you]. The fee is a requirement of your Plan and is not a contract charge imposed by MetLife.]
     ---

6.3  Withdrawal Charges

     [No withdrawal charge applies unless additional funding options are made available to you under the Plan. If the Plan offers funding options that are different than those offered as of the contract date, we may impose withdrawal charges. If we do so, we will tell you in writing at least [30] days in advance of the date they are imposed. If they are imposed, the following paragraph will apply as will the various exceptions found in
     Section 6.4].

     [Withdrawals [from the Fixed Interest Account,] are subject to withdrawal charges except as noted below.] [There are no charges for withdrawals from an investment division.] [To determine the withdrawal charge, we treat the participant's account balance as if it were a single account, and ignore both your actual allocations and what account or division the withdrawal is actually coming from.]

     If you make a partial withdrawal [from the Fixed Interest Account], we will first withdraw contributions that can be withdrawn [from the Fixed Interest Account] with no withdrawal charge, then withdraw other contributions [from the Fixed Interest Account] and, finally, we will withdraw earnings, in each case, on a "first-in, first-out" (FIFO) basis. Once we have determined the amount of the withdrawal charge (as explained below), we will actually withdraw it from [each account or investment division in the same proportion as the withdrawal that is being made] [the Fixed Interest Account]. In determining what the withdrawal charge is, we do not include earnings, although the actual money to pay the withdrawal charge may come from earnings. The withdrawal charge for any contribution [in the fixed interest account] is based on the length of time it was in the contract as shown in the following table:

                           During Contribution Year

                    [1   2   3   4   5   6   7   8 & Beyond
                    7%   6%  5%  4%  3%  2%  1%  0%  ]

     For partial withdrawals [from the participant's Fixed Interest Account], we pay you what you ask for and apply the withdrawal charge by reducing the participant's [Fixed Interest Account] [account] balance by a larger amount, as follows: the amount to which no withdrawal charge applies, plus the amount to which a withdrawal charge applies divided by 100% minus the percentage shown above (so that if the percentage is 7% we divide by 93%). If the participant's [Fixed Interest Account] [account balance in any investment division or account] is not sufficient to allow us to make a partial withdrawal and deduct the withdrawal charge, we will treat your request as a request for a full withdrawal.

     For full withdrawals [from the fixed interest account], we multiply each amount to which the withdrawal charge applies by the percentage shown above, keep the resulting amount as a withdrawal charge and pay you the rest.

6.4  Exemptions From Withdrawal Charges

     A full withdrawal of a participant's [Fixed Interest Account] [account] balance may be made without an early withdrawal charge if you tell us of your intention to make a full withdrawal and the participant's [Fixed Interest Account] [account] balance is paid annually over four years ("systematic termination") as follows:
     (i) 20% of the participant's [Fixed Interest Account] [account] balance upon receipt of the request (however, if you already made a partial withdrawal from that participant's [Fixed Interest Account] [account] balance in the same contract year, we will reduce this first installment by the amount of that partial withdrawal);
     (ii) 25% of the participant's then current [Fixed Interest Account] [account] balance one year later;
     (iii) 33 1/3% of the participant's then current [Fixed Interest Account] [account] balance two years later;
     (iv) 50% of the participant's then current [Fixed Interest Account] [account] balance three years later; and
     (v) the remainder of the participant's then current [Fixed Interest Account] [account] balance four years later.

     [You may cancel the remaining withdrawal at any time, but if you do so, any new full withdrawal would be paid over a new four year period.]

     Full withdrawals [from the Fixed Interest Account] over fewer than four years or for amounts in excess of the percentages shown above may be made, but the excess amount is subject to the withdrawal charges described above.

[ Also, withdrawal charges will not apply to any withdrawal [from the Fixed Interest Account]:
     (a) to make a payment to a participant that is necessary to avoid Federal income tax penalties or to satisfy Federal income tax rules or Department of Labor regulations;
     (b) made in order for us to provide income payments for life, or for a period of five years or more if the payments cannot be accelerated;
     (c) resulting from Plan termination, provided the account balance is rolled over into another contract or certificate issued by us or approved in advance by us;
     (d) to make direct transfers to any funding option permitted by the Plan and pre-approved by us; or
     (e) to provide our share of Plan benefits or loans (if the Plan permits participants to borrow) to Plan participants;
     (f) of: (i) for any participant, [contributions to which withdrawal charges no longer apply] [those amounts, if any, that can be withdrawn without a withdrawal charge], and (ii) [upon your first withdrawal] for that participant in any contract year, [any extra amounts needed to make [this] [the] exemption equal [20%] of the participant's [Fixed Interest Account] [account] balance [of any transfer or exchange amount contributed into the contract from other investment vehicles on tax free basis]]. [For example, if a participant's [Fixed Interest Account] [account] balance [from any transfer or exchange amount] is $20,000, the maximum amount that may be withdrawn under this provision on behalf of that participant in any contract year (assuming no prior withdrawals during that contract year) is [$4,000] (i.e., [20%] of $20,000) [provided such withdrawal is the first withdrawal on behalf of that participant]. If the maximum amount is withdrawn on the first withdrawal, no further withdrawals are permitted under this provision for that participant during that contract year. If less than the maximum amount is taken on the first withdrawal (say $[2,000] or [10%] of the participant's [Fixed Interest Account] [account balance] [transfer or exchange contributions]), then subsequent withdrawals without a withdrawal charge during the contract year will be permitted. If at the time of the next withdrawal within the same contract year the participant's [Fixed Interest Account] [account] balance is $[19,000], then the maximum additional amount that may be withdrawn under this provision is $[1,900] (i.e. [10%] of $[19,000]). Thus, in this example, there would have been two withdrawals of [10%] each for a total of [20%] during the contract year. [No further withdrawals will be permitted without a withdrawal charge during the contract year]. Any withdrawal of amounts in excess of the [20%] per contract year is subject to the withdrawal charges described above.]
     (g)  At any other time, if we agree in writing that none will apply. ]

     [In addition, no withdrawal charge will apply to any withdrawal made to pay our share of Plan benefits (see Section 6.5) because of the:
     (h)  death of a participant;
     (i) disability of a participant, [but only if he or she is totally disabled as defined in the Plan or, if not defined in the Plan], as defined under the Federal Social Security laws;
     (j) termination of employment or retirement of a participant [who has had a participant's account balance under this contract for at least [7] continuous years or fewer, if we agree in writing] pursuant to the Plan's written provisions, or, if no written provisions exist, after the tenth contract year [provided that participant has attained age 55] (as verified in writing in a form acceptable to us), [except for amounts transferred into the contract from other investment vehicles on a tax-free basis]; and
     (k) unforseen hardship encountered by a participant (as verified in writing in a form acceptable to us). ]


     Except for systematic terminations and withdrawals pursuant to the exemptions above, any other withdrawal [from the Fixed Interest Account] is subject to the withdrawal charges described above in Section 6.3.

     Proof of these facts, as well as proof of the share of the account balance attributable to the participant, and proof of our share of plan money satisfactory to us must be given to us if we ask for it.

     To the extent required by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this, except in an extreme emergency. We would, of course, credit interest during any delay.

[6.5 Share of Plan Benefits and Loans

     If all of the Plan's money is under this contract, it is 100%. Otherwise, it is the percentage of the Plan's money that is under this contract. If the Plan has more than one fund into which contributions can be allocated, each fund will be treated as a separate plan for this purpose. Thus, if we have 80% of the Plan's "Fixed Income Fund" but none of its "Employer Stock Fund", our share is 80% of withdrawals from the Fixed Income Fund and 0% of withdrawals from the Employer Stock Fund.]

6.6  Examples of Withdrawals

[ Assume four contributions of $2,000 each allocated 50% to the participant's Fixed Interest Account and 50% to the Growth Division of the Separate Account and the following participant's account balance and applicable withdrawal charges:

     [    Contribution         1      2     3     4
          Charge               1%     3%    5%    7%
          Participant's Total Account Balance            $10,930

     If you request a withdrawal in a contract year (subject to a withdrawal charge) of $3,500, we would take the amount of the requested withdrawal from the older contributions first (contributions 1 and 2). We would pay you $3,500 and reduce the participant's account balance by $3,566.59. $3,566.59 is calculated by taking the first $2,000 contribution (the fact that only half of it went to the Growth Division does not matter--we are treating the contract as if it were a single account) divided by .99 (i.e., 100%-1%) plus $1,500 from the second contribution divided by .97 (i.e., 100%-3%). Your new account balance is $7,363.41, the first contribution has been paid out and the second contribution has been reduced to $433.41.

     If you then request a full withdrawal, the withdrawal charge would be $253 i.e., ($433.41 x .03)+($2,000 x .05)+($2,000 x .07); and we pay you
     $7,110.41 (i.e., $7,363.41-$253).   ]

     [    Contribution         1     2     3     4
          Charge               0%    3%    5%    7%
          Participant's Total Account Balance             $10,930
          Participant's Fixed Interest Account Balance    $ 5,380

     Assume the [20%] free withdrawal had been taken previously. You now ask for $2,000 from the participant's Fixed Interest Account.

     To determine the charge we first take the $1,000 contribution in the participant's Fixed Interest Account that can be withdrawn with no charge. We then take $1,000 from the second Fixed Interest Account contribution (with a 3% withdrawal charge) and divide this $1,000 by 97%. The result is $1,030.93. Since the total of these two numbers is $2,030.93 and you asked for $2,000, the extra $30.93 is the withdrawal charge. We take both the $2,000 and the $30.93 from the participant's Fixed Interest Account. The Participant's Fixed Interest Account balance is now $3,349.07.

     If you then take a full withdrawal from the participant's Fixed Interest Account, we multiply the remaining $969.07 from the third $1,000 Fixed Interest Account contribution by 5% ($48.45), and the fourth $1,000 Fixed Interest Account contribution by 7% ($70). No charge applies to the interest. Thus we withdraw $4,118.45 as the withdrawal charge, and pay you the remaining $3,230.62. ]]

SECTION 7 DEATH BENEFIT

7.1  Amount of Death Benefit

     The death benefit for each participant is [the greatest of:
     a. The participant's entire account balance as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply and no administrative fee, if any, will be deducted); or
     b. The total contributions made, less any partial withdrawals, for that participant; or
     c. The highest participant's account balance as of the end of the calendar year in which any prior quinquennial (5th, 10th, 15th, etc.) anniversary of the first contribution on behalf of that participant occurred, less any later partial withdrawals and any applicable administrative fees deducted from the participant's account balance.]

7.2  Beneficiary

     A Participant's beneficiary is the person or persons designated by the Contractholder. However, if the Participant is married, the Participant's spouse will be the designated beneficiary, unless the Participant has elected otherwise with the qualified consent of the Participant's spouse as required under Section 417 of the Code and applicable Regulations. The Contractholder may designate a contingent beneficiary who would become the beneficiary if all the beneficiaries die before the Participant does. If no beneficiaries or contingent beneficiaries are designated, or if none are alive at the Participant's death the Participant's estate will be the beneficiary.

     The Contractholder may change a Participant's beneficiary or contingent beneficiary at any time before income payments begin. A change of beneficiary is subject to qualified spousal consent. The requirements and form for obtaining spousal consent are described in the Plan. The change will take effect as of the date the "Change of Beneficiary" form is signed, but no change will bind MetLife until it is recorded at MetLife's designated office (see Section 10.5), which may be before or after the Participant's death.

     After a Participant's death and before annuity payments start, subject to the provisions of the Code, the Contractholder may exercise all rights under this Contract with respect to that Participant's Account Balance on behalf of or at the request of the Participant's beneficiary.

     After annuity payments start, the payee may change the beneficiary for any future guaranteed annuity payments. If payment is being made over two lifetimes with a minimum period guaranteed and the other person survives the payee, the survivor may change the beneficiary, unless the beneficiary was irrevocably designated. The person over whose life payment is being made may not be changed.

7.3  When the Death Benefit Is Paid

     If a Participant dies before annuity payments begin, MetLife will, after receipt of proof of death and a properly completed claim form, pay the death benefit (as of the date of settlement) to [the Participant's beneficiary if you have authorized us to do so] [you]. The Participant's beneficiary may instead elect to have this amount applied to purchase an annuity as described above in this Section 7. The annuity, if one is to be purchased, must begin by December 31st of the calendar year immediately following the calendar year of the Participant's death; however, if the annuity is being purchased for the Participant's spouse it may begin by December 31st of the calendar year in which the Participant would have attained age 70-1/2. The payment period may not exceed the beneficiary's life or life expectancy. If an annuity is not purchased, the Participant's Account Balance must be paid in full no later than the end of the calendar year which includes the fifth anniversary of a Participant's death.

     The death benefit for any Participant is the amount determined under
     Section 7.1 as of the date MetLife has received both proof of death and a properly completed claim form.

     If the payee dies after annuity payments begin, MetLife will, after receiving proof of death and a properly completed claim form, continue annuity payments to the payee's beneficiary for the balance of the guaranteed period, if any, depending on the annuity selected. If the guaranteed period has already ended, no further payments will be made. If an estate (or other non-natural person) becomes entitled to payment, MetLife will pay the value of any remaining payments, computed as of the date of death using the interest rate used to set those annuity payments, in a lump-sum to such non-natural person.

     After annuity payments begin, MetLife may require proof that the payee is alive on the due date of each annuity payment.

SECTION 8.  ANNUITIES

8.1  Annuities Available

     MetLife will make available under this Contract annuity payments guaranteed for life to persons entitled to Plan benefits on a monthly, quarterly, semiannual or annual basis. These annuity payments may also be guaranteed for at least five years, but not beyond the payee's life expectancy or the joint life expectancy (subject to Internal Revenue Service limitations) if there is more than one payee.

     Other annuities which provide payments for a stated amount or a stated number of years are also available. The amount of each payment under an annuity must be at least $50.

8.2  Annuity Purchases

     All or part of any amount payable under Section 9 may be used by the Contractholder to buy immediate annuities under this Contract for persons entitled to Plan benefits.

     Persons entitled to Plan benefits may begin receiving annuity payments on any date designated by the Contractholder which occurs after the Issue Date, provided the Contractholder gives MetLife at least 30 days advance notice. However, annuity payments must commence no later than the April 1st of the calendar year after the year in which the Participant attains age 70-1/2, or at a later date if permitted by law. MetLife will send the Contractholder information and the necessary forms to sign, upon receipt of the Contractholder's request at MetLife's designated office (see Section 10.5). Once annuity payments start, neither the Contractholder nor the payee will be able to change the choice of annuity payment.

     The Contractholder will report the following information to MetLife for each person on whose account an annuity is to be bought under this
     Contract:

     (1) The date annuity payments are to start. This will be the "Annuity Commencement Date." It may not be more than 60 days after MetLife receives the Contractholder's report. If MetLife receives the report less than 30 days before the date reported as the Annuity Commencement Date, MetLife may make the Annuity Commencement Date the first day of the month after the date reported by the Contractholder.

     (2)  The amount to be used to buy the annuity.

     (3)  The form of annuity to be bought.

     (4) The name, date of birth, and any other relevant data for each annuitant.

     The distribution of a Participant's Account Balance will comply with any applicable federal rules and regulations, including the Retirement Equity Act of 1984. Notwithstanding any provisions in this Contract to the contrary, the requirements of Code Section 401(a)(9) and the Regulations thereunder, including the incidental death benefit requirements of Regulation Section 1.401(a)(9)-2, apply.

8.3  Cost of Annuities

     The costs of annuities under this Contract are set forth in the schedule below. MetLife may change them on or after the first anniversary of the Issue Date by giving the Contractholder at least 90 days notice. No such change will be made within one year of any previous change nor will such change adversely affect any Participant for whom a Participant's Account Balance was maintained immediately prior to the date of the change.

   [ The cost of each annuity is $300, plus any applicable tax, plus the amount from the appropriate schedule below for each $1 of monthly annuity payment.

     (1)  Life Annuity ---- Payable on the first day of each month from the date
          ------------
          of purchase to the first day of the month in which the annuitant dies.

          Annuitant's            Amount per $1 Monthly
          Exact Age                 Annuity Payment
          ---------              ---------------------
          55                                   $212.44
          60                                    188.22
          65                                    162.33
                                                      Edition B (Unisex)

     (2)  100% Joint and Survivor Annuity ---- Payable on the first day of each
          -------------------------------
          month from the date of purchase to the first day of the month in which the second of the annuitants dies.

          Annuitants' Exact Ages
          ----------------------
          Primary                 Survivor   Amount per $1 Monthly
          Annuitant               Annuitant     Annuity Payment
          ---------               ---------  ---------------------
             55                      60           $239.73
             60                      65            216.25
             65                      65            201.68
                                                         Edition B (Unisex)

     (3)  Life Annuity With 10 Years Certain Payments ---- Payable on the first
          -------------------------------------------
          day of each month from the date of purchase to the first day of the month in which the annuitant dies, with 120 payments guaranteed.

          Annuitant's                Amount per $1 Monthly
          Exact Age                     Annuity Payment
          ---------                  ---------------------
             55                           $215.93
             60                            193.75
             65                            171.32
                                                 Edition B (Unisex) ]

     On request MetLife will furnish the costs for ages and forms of annuity not shown.

8.4  Guarantee

     If at any time an immediate annuity is bought MetLife makes it available at a lower cost under contracts in the class to which this Contract belongs, then such lower cost will be applicable. All immediate annuities are guaranteed by MetLife.

8.5  Certificates

     As of the issue date, MetLife will deliver to you a certificate for issuance to each plan participant, which outlines the benefits provided under this Contract.

     As of the Annuity Commencement Date, MetLife will deliver to you a certificate issued to the annuitant, which outlines the benefits payable under the annuity.

     Any certificate or certificate rider issued under this Contract that is certified in MetLife's name will be considered certified by MetLife as fully as if the signature of one of its officers appeared.

8.6  Misstatements

     If MetLife determines that any relevant fact relating to any annuity is misstated, MetLife will not pay more than it would have paid based on the correct information and the cost of the annuity. Any overpayment will, together with interest, be deducted from future payments. Any underpayment will, together with interest, be paid immediately upon receipt of the corrected information. The interest rate will be that used to determine the cost of the annuity.

SECTION 9.  AMENDMENT OR DISCONTINUANCE OF CONTRACT

9.1  Amendment

     If required to comply with Section 401(a) of the Code, at the request of the Contractholder, this Contract will be amended, subject to all required regulatory approvals, to provide rights to Participants (subject to the Plan provisions) and to add other provisions required by law for contracts providing such rights. In addition, the Contractholder and MetLife may agree to such an amendment for any other reason.

9.2  Discontinuance

     Either the Contractholder or MetLife may discontinue this Contract for any reason as of any Business Day by giving the other party at least 30 days notice. In addition, if the Plan terminates or ceases to be a 401(a) Plan, MetLife may discontinue this Contract immediately by giving the Contractholder such advance notice as is reasonable under the circumstances.

     Upon discontinuance, and subject to any approvals or limitations required by a regulatory agency or deemed necessary by MetLife and the Contractholder, MetLife will first withdraw any charges due under Section
     6.3 and then make payments under one of the following options. MetLife may conclusively presume that any transfer or payment requested by the Contractholder will be made to, or as permitted by, a 401(a) funding vehicle permitted under the Plan.

     (1)  Assumption Transfer Payment:  By transferring within 31 days after the
          ---------------------------
          Discontinuance Date all the assets in this contract to an insurance company ("Assuming Insurer") which has agreed to assume all of MetLife's rights and obligations under this Contract. However, such transfer will only be made if all of the following conditions are met:

          (a) the Contractholder agrees that such assumption completely discharges any rights of the Contractholder against MetLife with respect to MetLife's guarantees under this Contract;

          (b) the Assuming Insurer is licensed to engage in the annuity business in New York State and is, in MetLife's reasonable opinion, capable of fulfilling all of its obligations under this Contract;

          (c) the Assuming Insurer executes an assumption reinsurance agreement reasonably satisfactory to MetLife; and

          (d) the assumption and all documents associated with it receive all regulatory approvals deemed necessary by MetLife.

     (2)  GAC Transfer Payment:  By transferring the Account Balance within 31
          --------------------
          days
          after the Discontinuance Date to a MetLife group annuity contract without a separate account and without a withdrawal charge so long as any event described in Sections 2.1(4) or 2.2 does not occur or has not occurred. That contract will guarantee principal and interest, provide rights to Participants and contain all other provisions required by law for contracts providing such rights. Such contract will be issued by MetLife to the Contractholder.

     (3)  Five Installment Payments:  By paying the Account Balance (on a pro
          -------------------------
          rata basis among Participant Account Balances) to another funding vehicle under the Plan (including any MetLife investment alternative under the Plan) as designated by the Contractholder in accordance with the following schedule, provided that any such transfer will be to the default investment alternative under the Plan (i.e., the Investment Funds in which funds are allocated if a Participant does not elect an Investment Fund), except for any Participant Account Balance as to which the Participant elects another allocation. The first such installment will be payable within 31 days after the Discontinuance Date and the following four installments will be paid on the respective anniversaries of such first payment date.

          Date of
          Payment                Amount of Payment
          -------                -----------------

          First payment          One-fifth of the amount, including accrued
          date                   interest, then remaining in the Account
                                 Balance Account.


          Second payment         One-fourth of the amount, including accrued
          date                   interest, then remaining in the Account
                                 Balance Account.

          Third payment          One-third of the amount, including accrued
          date                   interest, then remaining in the Account
                                 Balance Account.

          Fourth payment         One-half of the amount, including accrued
          date                   interest, then remaining in the Account
                                 Balance Account.

          Fifth payment          The amount, including accrued interest, then
          date                   remaining in the Account Balance.


          While installment payments are being made under this option (3), MetLife will continue to credit interest on the unpaid portion of the Account Balance in accordance with Section 4.

     (4)  Mutually Agreed Upon Payment:  Any other payment method mutually
          ----------------------------
          agreeable to both the Contractholder and MetLife, subject to any required regulatory approvals.

     If within 30 Business Days after the Discontinuance Date the Contractholder has not selected a method of payment under options (1) or (2) above and the Contractholder and MetLife have not agreed upon a mutually agreeable payment under option (4), MetLife will make payment under option (3).

     MetLife's liability for guarantees under this Contract will cease upon making the final payment in accordance with whichever option of this
     Section 9.2 is applicable.

SECTION 10.    GENERAL PROVISIONS

10.1 Entire Contract

     This Contract and any endorsements, amendments and riders attached to it make up the entire contract between the parties. Statements made by you, if any, will be deemed representations and not warranties. No sales representative or other person, except an authorized officer of MetLife, may make or change any contract or make any binding promises about any contract. Any amendment, modification or waiver of any provision of this Contract will be in writing and may be made effective on behalf of MetLife, only by an authorized officer of MetLife, and on behalf of the Contractholder, only by an authorized officer of the Contractholder.

10.2 Participation in Dividends

     This contract is nonparticipating and does not share in any distribution of MetLife's surplus. All of our additions to your account balance will made as earnings.

10.3 Claims of Creditors; Assignment

     No amounts payable under this Contract may be assigned or encumbered and, to the extent permitted by law, no amount payable under this Contract will be subject to legal process or attachment for payment of any claim against any payee. This Contract may not be assigned to any person; however, if the Plan is consolidated or merged with another plan or if the assets and liabilities of the Plan are transferred to another plan, this Contract may be assigned to the plan sponsor of such other plan. Any successor to MetLife, whether by merger, acquisition or otherwise, will automatically succeed to MetLife's rights and obligations under this Contract.

10.4 Liability for Payments

     MetLife has no obligation to inquire as to the authority of any payee to receive any payments made under this Contract or to inquire into or see to the payee's application of any amounts so paid.

10.5 Communications; Payments

     All communications between the Contractholder and MetLife provided for in this Contract will be in writing. For this purpose and for the purpose of making payments MetLife's address is currently [1125 17th Street, Denver, Colorado 80201-1019], or such other address which it communicates to the Contractholder. The Contractholder will communicate its address to MetLife. Any communication or payment may be made for the Contractholder by a party or parties the Contractholder names to act on its behalf.

     MetLife will report to the Contractholder at least semi-annually the Account Balance under this contract.

10.6 Information to be Furnished

     The Contractholder will furnish all information and documents that MetLife may reasonably require to determine its rights and duties under this Contract and to otherwise administer this Contract in accordance with its terms.

10.7 Applicable Law; Right to Amend

     This Contract is subject to the requirements and restrictions under the Code and ERISA applicable to 401(a) annuity contracts and, to the extent not preempted by ERISA, will be governed by and construed in accordance with the laws of the State of New York. In addition, in order to preserve the status of this Contract as a 401(a) annuity contract, MetLife has the right to amend this Contract at any time to make it comply with Federal tax rules, including retroactive amendments.